December 13, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN:  Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	Medarex, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 0-19312

Dear Mr. Rosenberg:

On behalf of Medarex, Inc. (the “Registrant,” “Company” or “Medarex”), and pursuant to Rule 101(a)(2)(i) of Regulations
S-T promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the following supplemental information responds to certain comments relating to the Registrant’s Form 10-K for the fiscal year ended December 31, 2006 (“2006 Form 10-K”)  made by the staff (the “Staff”) of the SEC in its letter dated November 16, 2007 (the “Comment Letter”).  To facilitate reference, the Staff’s comments have been inserted first in italics under the topic headings.  Please be advised that the use of the term “we”, “us” and “our” refers to Medarex.

Form 10-K for the fiscal year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 9:  Collaboration Agreements, page F-23

1.             Your Bristol-Myers Squibb and Pfizer Agreements filed as exhibits to Forms 8-K appear to obligate you to participate on various committees.  It also appears that there is no separate cash flow stream associated with your participation on these committees.  Please explain to us your obligations to participate on each committee by providing at least the following information:

•                  The purpose of the committee:

•                  The composition of members of the committee;

•                  Which party has decision making power;

•                  The frequency and length of time the committee exists;

In addition, please explain to us how your obligation to participate on these committees impacted your accounting for your single unit of accounting under EITF 00-21 for each agreement as disclosed on page F-24.  Although you indicate in your May 10, 2006 response to our comment letter dated April 11, 2006 that you believe your agreement with MedImmune to be immaterial, please explain to us whether you consider any committee obligations under this agreement consistently with your Bristol-Myers Squibb and Pfizer agreements.  Please revise your revenue recognition policy disclosure and the disclosure in this note to address your committee participation obligations.

Company Response:

Supplementally, we provide the following information to the Staff in an effort to fully respond to the Staff’s comments:

•                  A brief summary of each arrangement (which are more fully described in our Annual Report on Form 10-K for the year ended December 31, 2006).

•                  Overview of committee(s)

•                  Conclusion

Bristol-Myers Squibb Company

Overview of the Arrangement

In January 2005, we entered into a collaboration and co-promotion agreement with Bristol-Myers Squibb Company (“BMS”), (the “BMS Agreement”) pursuant to which Medarex and BMS each granted the other certain intellectual property licenses and product rights on a worldwide basis to enable the parties to collaborate in research and development of certain antibody-based product candidates for the treatment of cancer and other diseases, and, in the event that further development work is successful, to commercialize any resulting products. In particular, the BMS Agreement includes a grant by Medarex to BMS of a license to commercialize ipilimumab, a fully human antibody product candidate developed using our UltiMAb Human Antibody Development System® (also referred to in our filings as MDX-010).  Ipilimumab is currently under investigation for the treatment of a broad range of cancers.

BMS is responsible for 65% of all development costs related to clinical trials intended to support regulatory approval in both the United States and Europe, with the remaining 35% to be paid by Medarex. The parties will share equally the costs of any clinical trials of product candidates intended solely for regulatory approval in the United States, and BMS will be fully responsible for all development efforts that relate solely to regulatory approval in Europe and other parts of the world.

We determined that the BMS Agreement should be accounted for as a single unit of accounting under EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  In accordance with SAB No. 104 (Topic 13, Revenue Recognition), deferral of revenue is appropriate regarding nonrefundable, upfront fees received in single unit of accounting arrangements.  As Medarex has continuing obligations under the BMS Agreement, and as significant development risk remains, we recorded the $25.0 million upfront fee as deferred revenue and we are recognizing this amount over  the enforceable term of the technology sublicensed to BMS under the BMS Agreement of approximately 11 years, as well as the technology and know-how to be delivered therewith.

Committees

There are five committees established by the BMS Agreement:

•                  Joint Executive Committee (“JEC”)

•                  Joint Development and Regulatory Committee (“JDC”)

•                  Joint Commercialization Committee (“JCC”)

•                  Joint Manufacturing Committee (“JMC”)

•                  Joint Finance Committee (“JFC”)

As outlined above, the BMS Agreement governs the development and commercialization of ipilimumab, Medarex’s lead product candidate, and provides that Medarex is responsible for 35% of development costs.  Because BMS has either a casting vote or veto with respect to matters that arise under the BMS Agreement, Medarex’s focus in negotiating the committee structures was to protect its interests by facilitating information sharing and clear governance.  Specifically, Medarex’s goals were to (1) ensure Medarex’s direct access to information relating to the development and commercialization of  ipilimumab (2) allow Medarex to provide input in key decisions, and (3) provide a mechanism to enable Medarex to challenge and, if necessary, escalate to senior BMS officers, disputes regarding such key decisions.  Accordingly, we believe that these protective provisions are for our benefit and our participation does not entail performance obligations to BMS under the BMS Agreement.

The JEC is the most senior committee established by the BMS Agreement and is the ultimate governing body for all of the other committees and, accordingly, this discussion will focus on the JEC.  The general analysis provided here with respect to the JEC could be similarly applied to other committees provided for by the BMS Agreement.  The JEC oversees the activities of BMS and Medarex under the BMS Agreement and facilitates communications between them with respect to the exploitation of the products.  The JEC is charged with overall responsibility for the success of the collaboration, and its general responsibilities include:

•                  Overseeing the global development, regulatory, commercialization and manufacturing strategy for the collaboration;

•                  Monitoring the parties’ activities under the BMS Agreement; and

•                  As applicable, reviewing, commenting on, approving and resolving disputes with respect to, plans and budgets for, and the implementation of, the BMS Agreement.

The purpose of the JEC is to oversee the progress of the development and potential commercialization of ipilimumab by facilitating governance and information sharing between the two companies. This was important to Medarex primarily so that we could ensure that we would be aware of the development plans (and any changes to such plans) related to ipilumumab.  Since the BMS Agreement relates to Medarex’s lead product candidate and Medarex is responsible for 35% of development costs, it was important for Medarex to have insight into the development plans, direct access to information relating to ipilumumab and participation in the decision-making process.  The JEC has no authority to act on behalf of or bind either Medarex or BMS with respect to third parties.

The BMS Agreement calls for each of the companies to appoint an equal number of members to the JEC (initially three each).  The representatives selected by Medarex can be anyone and these individuals do not have to have a specific skill set related to the outlicensed product candidate and can be changed at will.  Medarex has no financial responsibility as part of the JEC, except for its own out-of-pocket expenses to attend JEC meetings (phone, travel, etc.).  The JEC meets on a quarterly basis.  While there are an equal number of participants representing BMS and Medarex on the JEC, as a result of the agreed dispute resolution procedures, BMS ultimately has the final decision-making authority with respect to all matters related to the development and potential commercialization of ipilumumab.  If Medarex were to cease its participation in the JEC, BMS would continue to have the decision-making authority with respect to those matters.

Conclusion

Medarex does not consider participation in the BMS committees to be a significant obligation under the BMS Agreement since the committees serve primarily to protect the interests of Medarex by facilitating governance and information sharing.  In addition, based upon our understanding of the BMS Agreement, Medarex believes that its failure to participate in the JEC would not: (i) result in BMS receiving a refund from Medarex, (ii) affect the continuation of the development and potential commercialization of ipilumumab, or (iii) result in monetary or other penalties to Medarex.   Therefore, we concluded that committee participation was not a deliverable for purposes of determining the appropriate accounting for the amounts received from BMS under the BMS Agreement.

Pfizer, Inc.

Overview of the Arrangement

In September 2004, Medarex concurrently entered into a series of agreements with Pfizer, Inc. (“Pfizer”).  The first agreement amended Medarex’s existing collaborative research and license and royalty agreements with Pfizer to provide for the discovery and development of up to 50 antibody products over ten years (the “Pfizer Agreement”).  The target antigens which are included in the Pfizer Agreement are owned by Pfizer and any antibodies which are produced under the Pfizer Agreement will also be exclusively owned by Pfizer.  Medarex is entitled to potential milestones based upon clinical progression as well as potential royalties upon successful commercialization.  The second and third agreements, a sublicense from Medarex to Pfizer and a cross license of certain patents and patent applications, do not involve committees.

Steering Committee

The Steering Committee (“SC”) was included in the Pfizer Agreement to provide an information-sharing mechanism between Medarex and Pfizer.  The specific purposes of the SC are to:

•                  prepare a general research plan (the “Research Plan”) and an amendment to such plan for each target antigen accepted into the Pfizer Agreement;

•                  review and evaluate progress under the Research Plan; and

•                  coordinate and monitor publication of research results and the exchange of information and materials that relate to the “Research Program” (i.e. the discovery and development of therapeutic antibodies to target antigens pursuant to the Research Plan).

The Pfizer Agreement requires the SC to be comprised of three members from each of Medarex and Pfizer.  The representatives selected by either party do not have to have a specific skill or expertise and can be changed at will. Medarex has no financial responsibility as part of the SC other than bearing its own expenses related to participation by its members on the SC (phone, travel, etc.).  The SC is to meet quarterly during the ten-year term of the Pfizer Agreement (until September 15, 2014).

Although the SC is comprised of an equal number of members from both Medarex and Pfizer and is chaired by two chairpersons (one each from Medarex and Pfizer), Pfizer has a tie-breaking vote in technical decisions, except with respect to modifications to the Research Plan, which must be consensual.

Conclusion

Medarex does not consider SC participation to be a significant obligation under the Pfizer Agreement since the SC serves primarily as an information-sharing mechanism between Medarex and Pfizer.  In addition, based on our understanding of the Pfizer Agreement, Medarex believes that non-participation by Medarex would not (i) result in Pfizer receiving a refund from Medarex, (ii) affect the continuation of Research Programs or other activities under the Pfizer Agreement, or (iii) result in monetary or other penalties to Medarex.  In addition, the last of the quarterly SC meetings (September 15, 2014) will occur prior to the expiration of the estimated obligation period of approximately 11 years during which Medarex is obligated to perform research and development services for Pfizer under the Pfizer Agreement.  As such, we are amortizing our up front payment over a longer period than our participation in the SC meetings provided for under the Pfizer Agreement.  For the foregoing reasons, we concluded that SC participation was not a deliverable for purposes of determining the appropriate accounting for the amounts received from Pfizer under the Pfizer Agreement.

MedImmune, Inc.

Overview of the Arrangement

In November 2004, Medarex entered into an exclusive license and collaboration agreement with MedImmune, Inc. (“MedImmune”) to develop two fully human antibodies for the treatment of autoimmune diseases (the “MedImmune Agreement”).  Under the terms of the MedImmune Agreement, MedImmune is fully responsible for all development costs up to the point of initiating pivotal trials of any product candidates.  At that point, Medarex has a choice for each potential product candidate. Medarex can elect to enter into a profit sharing arrangement in the United States whereby Medarex will pay its proportionate share of the future development costs and reimburse MedImmune for a proportionate share of MedImmune’s previous development costs plus interest. In addition, Medarex would also have the option to enter into a co-promotion relationship with MedImmune in the United States for each such product. In the alternative, Medarex can elect to forego any further funding for a product candidate, and MedImmune will be responsible for all costs of development and commercialization. In that case, Medarex will be entitled to milestone payments and royalties on sales (if any) in the United States. Medarex is also entitled to milestone payments and royalties on any product sales in the rest of the world.

Joint Development Committee

The sole committee established in the MedImmune Agreement is the Joint Development Committee (“MJDC”).  The purposes of the MJDC are to:

•                  provide guidance regarding development of products, including the development and review of research plans and budgets;

•                  make decisions regarding the research plans for the development of products for each indication, and regarding the respective roles of each party in the development of products;

•                  review and discuss manufacturing plans for the products;

•                  address such other matters as either party may bring before the MJDC;

•                  govern and oversee other tasks as may be set forth in the MedImmune Agreement; and

•                  attempt to resolve any disputes relating to the MedImmune Agreement that may arise between the parties.

The MJDC is composed of two members from each of Medarex and MedImmune.  The representatives selected by Medarex can be any individual.  Such representatives do not have to have a specific skill or expertise and can be changed at will. Medarex believes, based on our understanding of the MedImmune Agreement that non-participation by Medarex in the MJDC will not result in any monetary or other penalties to us.

Each party has one vote, and all decisions are to be made by unanimous vote.  Issues in dispute and unresolved by the MJDC are referred to the CEO of each party for resolution.  If the CEOs are unable to reach resolution, then the CEO of MedImmune shall decide the issue in dispute in good faith.  The MJDC meets quarterly and each party is responsible for all expenses related to participation by its members on the MJDC.

Conclusion

Medarex considered participation in the MJDC under the MedImmune Agreement consistently with committee participation under the BMS and Pfizer Agreements.  Medarex does not consider MJDC participation to be a deliverable under the MedImmune Agreement as this committee is fundamentally for governance and information sharing.  Participation in the MJDC is primarily a way for Medarex to obtain current information with regard to the two out-licensed product candidates.

Medarex has reviewed carefully the agreements and the participation in the various committees and based upon the analyses and conclusions presented above related to the BMS Agreement, the Pfizer Agreement and the MedImmune Agreement, Medarex does not believe that its revenue recognition policy nor disclosure in the collaboration agreements footnote should be revised because committee participation under each of these agreements is not considered to be a deliverable.

2.              We acknowledge your May 10, 2006 response to our April 11, 2006 comment letter.  Please explain to us why you apparently did not include the proposed revised disclosure associated with your Pfizer agreement in this Form 10-K when you apparently provide disclosure reasonably consistent with your proposed Bristol-Myers Squibb disclosure.  Otherwise, please tell us specifically where you incorporate your Pfizer disclosure in your filing.  Please ensure the revised disclosure requested in the previous comment reflects your previously proposed Pfizer disclosure.

Company Response:

The following disclosure relating to the accounting treatment and related revenue recognition of the $50.0 million and the $30.0 million upfront payments which Medarex indicated would be added to the existing Pfizer disclosure in Medarex’s 2006 Form 10-K was inadvertently left out when Medarex prepared its 2006 Form 10-K.  Such disclosure will be included in Medarex’s 2007 Form 10-K.  Medarex is a large accelerated filer and, accordingly, our 2007 Annual Report on Form 10-K is due to be filed no later than February 29, 2008.  As such, given the immediacy of this filing, the following disclosure will be included in our Annual Report in a reasonable timeframe.

“The Company determined that all elements under the license agreement and Amendment No. 1 to the Collaborative Research and License and Royalty Agreement (“Amendment No. 1”) should be accounted for as a single unit of accounting under EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  In accordance with SAB No. 104 (Topic 13, Revenue Recognition), deferral of revenue is appropriate regarding nonrefundable, upfront fees received in single unit of accounting arrangements.  As the Company has continuing obligations under Amendment No. 1, the Company recorded the $50.0 million and $30.0 million payments as deferred revenue and the Company is recognizing this amount over the estimated period of approximately 11 years that the Company is expected to perform research and development services for Pfizer.

The Pfizer collaborative research agreement, as amended by Amendment No. 1, became effective on September 15, 2004, and unless sooner terminated or extended by mutual agreement of the parties will expire on September 15, 2014.  Either party may, however, terminate the collaborative research agreement in the event of certain specified material breaches by the other party or in the event either party shall fail to perform or observe any term, covenant or understanding contained in the collaborative research agreement if such failure shall remain unremedied for thirty (30) days after written notice thereof to the failing party

(each an “Event of Termination”).  Termination of the collaborative research agreement will not terminate any of the other Pfizer agreements.  In addition, termination of the collaborative research agreement will not affect Medarex’s right to receive all payments accrued thereunder.

The Pfizer license and royalty agreement, as amended by Amendment No. 1 and which forms a part of the amended collaborative research agreement, became effective on September 15, 2004 and unless terminated earlier, each license to a licensed antibody product commences on the date Pfizer first exercises its option to acquire such license and terminates on the last to expire of the patent rights with regard to such licensed antibody product.  Upon an Event of Termination, the party not responsible therefore may terminate the Pfizer license and royalty agreement; provided, however, that if such Event of Termination relates solely to a given licensed antibody product, then the party not responsible may terminate the Pfizer license and royalty agreement only with respect to the license related to such licensed antibody product.  Termination of the Pfizer license and royalty agreement will not terminate the research licenses granted under the collaborative research agreement nor any of the other Pfizer agreements and will not affect Medarex’s rights to receive royalty payments accrued thereunder.

The sublicense granted to Pfizer by Medarex under the Pfizer sublicense agreement became effective on September 15, 2004 and, unless terminated earlier, runs to the end of the enforceable term of the licensed patents.  In the event of certain specified material breaches by Pfizer that remain unremedied for thirty (30) days following written notice thereof, Medarex may terminate the Pfizer sublicense agreement.  In such event, any sublicense or license entered into by Pfizer pursuant to the sublicense agreement may be terminated by Medarex.

Pfizer may, at any time, terminate the sublicense agreement in whole or as to any portion of the licensed patents covered by the sublicense agreement by giving ninety (90) days written notice to Medarex.

The cross-license agreement entered into by Pfizer and Medarex became effective on September 15, 2004 and runs to the end of the enforceable term of the patents licensed or sublicensed thereunder.  Medarex may terminate the license it granted to Pfizer only if, as a result of Pfizer’s breach, certain underlying licenses held by Medarex are terminated or Pfizer materially breaches the cross-license agreement and fails to cure such breach within thirty (30) days after written notice thereof by Medarex.  In addition, Medarex may terminate any license granted to it by Pfizer on written notice to Pfizer.

Pfizer may terminate the license it granted to Medarex only if Medarex materially breaches (i) the cross-license agreement, or (ii) certain provisions of the underlying licenses held by Medarex and fails to cure such breach within thirty (30) days after written notice from Pfizer specifying the nature of such breach.  In addition, Pfizer may, at any time, terminate the license granted to it by Medarex under the cross-license agreement on written notice to Medarex.”

Exhibits 31:  Certifications

3.             Please revise your certifications to present them exactly as specified in Item 601(b)(31) of Regulation S-K.  In this regard, please remove the title of your certifying officers and the name of the registrant in your introductory phase.

Company Response:

The Company acknowledges the Staff’s comment and, in future periodic filings, will remove the title of our certifying officers and our company name from the introductory phrase of the certifications specified in Item 601(b)(31) of Regulation S-K.

*               *              *

Medarex hereby acknowledges that:

•                  Medarex is responsible for the adequacy and accuracy of the disclosure filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Medarex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information, please do not hesitate to contact the undersigned, collect at (609) 430-1907 or Scott Coiante, Medarex’s Vice President, Finance, collect at (609) 436-8920.

Very truly yours,

/s/ Christian S. Schade
Christian S. Schade

cc:	Mark Brunhofer, Staff Accountant (w/enc.)
Ursula Bartels, Medarex, Inc. (w/enc.)
Anthony Torrington, Ernst & Young (w/enc.)